Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related preliminary prospectus supplement of Great Western Bancorp, Inc. for the registration of debt securities, common stock, preferred stock, and depositary shares, and to the incorporation by reference therein of our reports dated November 27, 2019, with respect to the consolidated financial statements of Great Western Bancorp, Inc., and the effectiveness of internal control over financial reporting of Great Western Bancorp, Inc., included in its Annual Report on Form 10-K for the year ended September 30, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, MN
June 1, 2020